

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 15, 2016

<u>Via E-mail</u>
Scott C. Schroeder
Executive Vice President and
Chief Financial Officer
Cabot Oil & Gas Corporation
840 Gessner Road, Suite 1400
Houston, Texas 77024

> **Re: Cabot Oil & Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **File No. 1-10447**

Dear Mr. Schroeder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Business and Properties, page 7</u>

<u>Proved Undeveloped Reserves, page 11</u>

1.   The discussion provided on page 11 indicates you expect to develop approximately 60% to 70% of your PUD reserves over the next three years, of which 937.4 Bcfe have been drilled and are waiting on completion. Please clarify for us and expand your disclosure to explain why it appears that you have intentionally deferred completion of such wells.

2.   You also state that your future development plans are reflective of the significant decrease in commodity prices. Please advise or expand your disclosure to clarify the

extent to which the completion of any of your drilled but uncompleted wells awaits an improvement in current commodity prices.

3.   Also clarify for us, if true, that the PUD reserves attributable to drilled wells that are waiting on completion are part of an adopted development plan and schedule as set forth in the definition of undeveloped reserves under Rule 4-10(a)(31)(ii) of Regulation S-X. To the extent that any of these reserves will take more than five years to convert to developed status since initially disclosed as proved undeveloped reserves, please refer to the answer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), and describe for us the specific circumstances that you believe justify an extended period of time.

Exhibit 99.1

4.   We note the discussion provided on page 3 explains that the Company deemed the portion of the costs related to Company owned facilities and associated with the Company's revenue interest gas as costs to be included in the computation of the future net revenues attributable to proved reserves. Please tell us if the computation relating to your proved reserves includes revenues or other adjustments, including offsets to your costs, related to the gathering or transmission of natural gas other than that in which the Company has a direct ownership.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Senior Assistant Chief Accountant
Brad Skinner
Office of Natural Resources